ANTISOMA



Interim Report: For the six months to 31 December 2007

ANTISOMA IS A BIOPHARMACEUTICAL COMPANY SPECIALISING IN THE DEVELOPMENT AND COMMERCIALISATION OF NOVEL PRODUCTS FOR THE TREATMENT OF CANCER

CONTENTS

'WE CONTINUE TO ADVANCE OUR PORTFOLIO OF CANCER DRUGS, WITH OUR LEAD DRUG ASA404 ABOUT TO ENTER PHASE III AND THE FIRST PHASE II DATA ON AS1411 EXPECTED SOON. WE HAVE STRENGTHENED OUR FINANCIAL POSITION CONSIDERABLY BY PARTNERING ASA404 WITH NOVARTIS, LEAVING US WELL PLACED TO REALISE FURTHER VALUE FROM OUR CURRENT PIPELINE AND TO ENHANCE OUR PORTFOLIO WITH NEW DRUGS WHEN OPPORTUNITIES ARISE'

Glyn Edwards, CEO of Antisoma

HIGHLIGHTS

ASA404

- Positive survival data from second phase II lung cancer trial
- Encouraging interim findings from phase II prostate cancer trial
- Broad patient population selected for phase III lung cancer trial

AS1411

- Advanced into phase II in AML (acute myeloid leukaemia)

AS1409

- Phase I trial started in renal cancer and melanoma (announced February 2008)

FINANCIAL HIGHLIGHTS

- Six month revenues of £16.5 million (2006: £0.3 million)
- Profit before tax of £4.1 million (2006: loss £7.5 million)
- Cash resources at 31 December 2007 of £50.4 million (2006: £33.6 million)

CHAIRMAN'S REPORT

OVERVIEW

During the past six months we have advanced our pipeline of cancer drugs, building on the global licensing deal we signed with Novartis in April for our vascular disrupting agent, ASA404. We have announced further supportive data from phase II trials of ASA404 in lung and prostate cancers. We have also started phase II testing of our aptamer drug, AS1411, and have made preparations to start phase II testing of AS1402 later this year. Today we announce that we have taken a fourth drug, AS1409, into clinical trials. Our investment in these programmes is underpinned by a strong financial position, with the business currently having cash resources exceeding £50 million and a further $25 million payment expected from Novartis in the near future.

ASA404 – STRONG PHASE II DATA SUPPORT IMMINENT PHASE III STUDY

Our licensing partner, Novartis, will soon start a phase III trial of ASA404 in non-small cell lung cancer. This will be a large, multicentre, multicountry trial designed to support applications for marketing authorisations. Lung cancer is an area of high unmet medical need and is amongst the most prevalent cancers worldwide. Importantly, the ASA404 trial will include a broad range of lung cancer patients. More details will be announced shortly, when the trial begins.

The phase III trial will build on two positive phase II trials in lung cancer. A randomised trial showed a substantial improvement in patients' survival when ASA404 was added to standard chemotherapy. Patients receiving ASA404 had a median survival of 14 months, compared with 8.8 months for those receiving chemotherapy alone. In September, we presented results from a second lung cancer trial at the World Congress on Lung Cancer. These strongly corroborated the findings from the first trial: patients receiving ASA404 with chemotherapy had a median survival of 14.9 months.

ASA404 also has potential against a variety of other solid tumours. A randomised phase II study is ongoing in hormone-refractory prostate cancer. Positive PSA data were presented at the ASCO meeting last summer, and in October we announced further encouraging interim data from the trial. We now look forward to median survival data, which are expected in the second half of this calendar year.

AS1411 – ENTERS PHASE II IN AML

In August we announced the start of the phase II programme for our aptamer drug, AS1411. This has begun with a 70-patient randomised trial in AML (acute myeloid leukaemia). We are comparing patients receiving the standard current therapy, cytarabine, with patients receiving cytarabine plus AS1411. Two different doses of AS1411, 10 and 40 mg/kg/day, are being tested. The first data from the trial – comparing outcomes in the 10 mg/kg/day group with those of patients on standard therapy – will be available during the second quarter of this calendar year.

Preclinical data support development of AS1411 across a range of both solid and blood cancers. New mechanistic data supporting the trial in AML were presented at the American Society of Hematology meeting in December. Our increasing understanding of the drug's effects is being used to determine which other indications should be prioritised for development. Details of these plans will be announced in the near future. They will include phase II development in renal cancer, where promising evidence of activity was seen in phase I.

AS1402 – ADVANCING TO PHASE II THIS YEAR

Our antibody drug AS1402 is on track to enter a randomised phase II trial in breast cancer during 2008. We are now close to finalising plans for this study.

AS1409 – ENTERS THE CLINIC

Our targeted IL-12 drug AS1409 has entered the clinic in a phase I trial in melanoma and renal cancer.

US OPERATION ESTABLISHED

We have opened an office in Princeton, New Jersey, to support the increasing scale of our clinical trials work, much of which is being carried out in the United States.

FINANCIAL REVIEW

Results of operations

We received $75 million (£38.2 million) from Novartis shortly after signing the ASA404 agreement in April 2007. This is being recognised as revenue on a time-apportioned basis between April 2007 and June 2008. In the six months ended 31 December 2007 we have recorded revenues totalling £16.5 million, compared with £0.3 million for the period ended 31 December 2006.

Total operating expenses for the six months ended 31 December 2007 were £13.9 million (2006: £8.1 million). The rise of £3.6 million in research and development expenditure reflects increased investment in the development of AS1411, AS1402 and AS1409, offset by Novartis assuming liability for costs relating to the development of ASA404. The increase of £2.2 million in administrative expenses is attributable to a number of factors, including foreign exchange losses, costs associated with preparation for a potential NASDAQ listing, activities to acquire new oncology assets and general growth within the Group. We plan to continue the expansion of our development activities, with ongoing investment in our current drug portfolio and an intention to add new oncology assets to our pipeline.

The agreement with Novartis has resulted in profits after tax of £6.2 million for the six months ended 31 December 2007, compared with losses of £6.4 million for the six-month period ended 31 December 2006.

Liquidity and capital resources

Cash, cash equivalents and short-term deposits amounted to £50.4 million as at 31 December 2007 (30 June 2007: £61.4 million; 31 December 2006: £33.6 million). Net cash used in operating activities for the six months ended 31 December 2007 was £10.7 million (six months ended 31 December 2006: £6.5 million). In addition a milestone payment of $25 million will be due from Novartis following their commencement of a phase III clinical study of ASA404 in lung cancer.

Taxation

During the period to 31 December 2007 we have received an R&D tax credit amounting to £2.0 million (31 December 2006: £2.1 million). Additionally, we have recognised a tax credit in the period of £2.1 million. This represents an increase in the deferred tax asset less a provision for current taxation on interest received.

Profit/(Loss) per share

The basic profit per share for the half-year ended 31 December 2007 was 1.38p. The loss per share for the half-year ended 31 December 2006 was 1.66p.

Outlook

2008 promises to be a significant year for Antisoma, with ASA404 progressing to phase III and other drugs advancing through development. The first phase II data on AS1411 are expected in the second quarter, followed by survival data from the ASA404 prostate cancer trial in the second half. With a strong balance sheet, we are well placed to invest in and add value to our current pipeline and to add further promising drugs to our portfolio when opportunities arise.

Barry Price
Chairman
21 February 2008

CONSOLIDATED INCOME STATEMENT

for the six months ended 31 December 2007

	Notes	6 months ended 31 Dec 2007 unaudited £'000	6 months ended 31 Dec 2006 unaudited £'000	Year ended 30 June 2007 audited £'000
Revenue		**16,526**	334	7,956
Research and development expenditure		**(9,426)**	(5,837)	(14,511)
Administrative expenses		**(4,482)**	(2,272)	(7,324)
Total operating expenses		**(13,908)**	(8,109)	(21,835)
Operating profit/(loss)		**2,618**	(7,775)	(13,879)
Interest receivable		**1,502**	281	1,176
Profit/(loss) before taxation		**4,120**	(7,494)	(12,703)
Taxation		**2,050**	1,142	2,953
Profit/(loss) for the period	4	**6,170**	(6,352)	(9,750)
Profit/(loss) per ordinary share				
Basic	3	**1.38p**	(1.66)p	(2.36)p
Diluted	3	**1.33p**	(1.66)p	(2.36)p

All income and expenses above arise from continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 31 December 2007

	6 months ended 31 Dec 2007 unaudited £'000	6 months ended 31 Dec 2006 unaudited £'000	Year ended 30 June 2007 audited £'000
Profit/(loss) for the period	**6,170**	(6,352)	(9,750)
Exchange translation difference on consolidation	**71**	(1,260)	(1,638)
Total recognised gain/(expense) for the period	**6,241**	(7,612)	(11,388)

CONSOLIDATED BALANCE SHEET

as at 31 December 2007

	Notes	As at 31 Dec 2007 unaudited £'000	As at 31 Dec 2006 unaudited £'000	As at 30 June 2007 audited £'000
Assets				
Non-current assets				
Goodwill		**5,548**	5,623	5,523
Intangible assets		**19,136**	17,748	19,065
Property, plant and equipment		**531**	477	485
Deferred tax asset		**3,158**	–	750
		28,373	23,848	25,823
Current assets				
Trade and other receivables		**1,751**	601	2,460
Current tax assets		**–**	1,142	2,011
Short-term deposits		**33,536**	–	10,000
Cash and cash equivalents		**16,842**	33,585	51,414
		52,129	35,328	65,885
Liabilities				
Current liabilities				
Trade and other payables		**(5,484)**	(3,251)	(7,492)
Deferred income		**(15,823)**	(573)	(31,905)
Income tax payable		**(358)**	–	–
Provisions		**(150)**	(219)	(341)
Net current assets		**30,314**	31,285	26,147
Total assets less current liabilities		**58,687**	55,133	51,970
Non-current liabilities				
Deferred tax liabilities		**(5,548)**	(5,623)	(5,523)
Provisions		**(77)**	(148)	(168)
		(5,625)	(5,771)	(5,691)
Net assets		**53,062**	49,362	46,279
Shareholders' equity				
Share capital	4	**8,797**	8,783	8,795
Share premium	4	**100,483**	100,265	100,451
Other reserves	4	**18,642**	18,949	18,571
Profit and loss account	4	**(74,860)**	(78,635)	(81,538)
Total shareholders' equity		**53,062**	49,362	46,279

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 31 December 2007

	6 months ended 31 Dec 2007 unaudited £'000	6 months ended 31 Dec 2006 unaudited £'000	Year ended 30 June 2007 audited £'000
Cash flows from operating activities			
Profit/(loss) for the period/year	**6,170**	(6,352)	(9,750)
Add back:			
Foreign exchange	**136**	–	848
Interest	**(1,502)**	(281)	(1,176)
Tax	**(2,050)**	(1,142)	(2,953)
Adjustments for:			
Impairment of acquired intellectual property rights	**–**	–	144
Depreciation of property, plant and equipment	**162**	158	321
Share-based payments	**508**	398	893
Operating cash flows before movement in working capital	**3,424**	(7,219)	(11,673)
Decrease/(increase) in debtors	**1,239**	42	(1,500)
(Decrease)/increase in creditors	**(18,372)**	(1,759)	34,323
Cash generated from/(used in) operations	**(13,709)**	(8,936)	21,150
Interest received	**972**	374	1,144
Research and development tax credit received	**2,011**	2,092	2,092
Net cash (used in)/generated from operating activities	**(10,726)**	(6,470)	24,386
Cash flows from investing activities			
Purchase of property, plant and equipment	**(208)**	(17)	(188)
Purchase of intangible assets	**–**	–	(1,839)
(Purchase)/sale of short-term deposits	**(23,536)**	5,506	(4,494)
Net cash (used in)/generated from investing activities	**(23,744)**	5,489	(6,521)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	**34**	26,305	26,503
Expenses paid in connection with issue of ordinary share capital	**–**	(1,151)	(1,518)
Net cash generated from financing activities	**34**	25,154	24,985
Net (decrease)/increase in cash and cash equivalents	**(34,436)**	24,173	42,850
Exchange gains/(losses) on cash and bank overdrafts	**(136)**	–	(848)
Cash and cash equivalents at beginning of year	**51,414**	9,412	9,412
Cash and cash equivalents at end of year	**16,842**	33,585	51,414

NOTES TO THE INTERIM RESULTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 30 June 2007 were approved by the Board of Directors on 11 September and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

This condensed consolidated half-yearly financial information for the half-year ended 31 December 2007 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 – 'Interim Financial Reporting' as adopted by the European Union. This half-yearly condensed consolidated financial report should be read in conjunction with the annual financial statements for the year ended 30 June 2007, which have been prepared in accordance with IFRSs as adopted by the European Union.

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 30 June 2007, as described in those financial statements.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the year ending 30 June 2008:

IAS 1 – Amendment to IAS 1 – 'Presentation of Financial Statements' is effective for annual periods beginning on or after 1 January 2007. The Group will disclose additional information about its objectives, policies and process for managing capital.

IFRS 7 – 'Financial Instruments: Disclosures' is effective for annual periods beginning on or after 1 January 2007. The Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. The new requirements incorporate many of IAS 32's disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.

IFRIC 10 – 'Interim Financial Reporting and Impairment' is effective for annual periods beginning on or after 1 November 2006. This interpretation requires that any impairment loss recognised in respect of goodwill or an equity investment in a quarterly interim statement shall not subsequently be reversed in subsequent quarterly or annual statements.

IFRIC 11, IFRS 2 – 'Group and Treasury Share Transactions' is effective for annual periods beginning on or after 1 March 2007. This interpretation provides guidance on whether share-based transactions involving group entities should be accounted for as equity-settled or cash-settled transactions.

The Group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption.

2. SEGMENTAL INFORMATION

Under IAS 14 – 'Segmental information' the Group has only one business segment, being drug development. In addition, as the Group's activities are virtually all UK based, there is only one geographical segment. The Group's geographical segments are determined by location of operations.

All revenue is derived from customers whose operations are located in Europe.

3. PROFIT/(LOSS) PER SHARE

	6 months ended 31 Dec 2007	6 months ended 31 Dec 2006	Year ended 31 Dec 2007
Profit/(loss) for the period (£'000)	**6,170**	(6,352)	(9,750)
Weighted average number of shares ('000)	**446,405**	382,498	413,756
Basic profit/(loss) per ordinary share	**1.38p**	(1.66)p	(2.36)p

	6 months ended 31 Dec 2007	6 months ended 31 Dec 2006	Year ended 31 Dec 2007
Profit/(loss) for the period (£'000)	**6,170**	(6,352)	(9,750)
Weighted average number of shares ('000)	**462,960**	382,498	413,756
Diluted profit/(loss) per ordinary share	**1.33p**	(1.66)p	(2.36)p

Diluted earnings per share consider the effects of potential dilutive shares relating to employee share option schemes.

NOTES TO THE INTERIM RESULTS CONTINUED

4. SHAREHOLDERS' FUNDS AND STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £'000	Share premium £'000	Other reserve: retranslation £'000	Other reserve: merger £'000	Profit and loss account £'000	Total £'000
At 1 July 2006	8,040	76,221	614	19,595	(72,681)	31,789
Loss for the period	–	–	–	–	(6,352)	(6,352)
New share capital issued	743	25,562	–	–	–	26,305
Expenses on share issue taken to share premium	–	(1,518)	–	–	–	(1,518)
Share options: value of employee services	–	–	–	–	398	398
Foreign exchange adjustments on consolidation	–	–	(1,260)	–	–	(1,260)
At 31 December 2006	8,783	100,265	(646)	19,595	(78,635)	49,362
At 1 July 2006	8,040	76,221	614	19,595	(72,681)	31,789
Loss for the year	–	–	–	–	(9,750)	(9,750)
New share capital issued	755	25,748	–	–	–	26,503
Expenses on share issue taken to share premium	–	(1,518)	–	–	–	(1,518)
Share options: value of employee services	–	–	–	–	893	893
Foreign exchange adjustments on consolidation	–	–	(1,638)	–	–	(1,638)
At 30 June 2007	8,795	100,451	(1,024)	19,595	(81,538)	46,279
At 1 July 2007	8,795	100,451	(1,024)	19,595	(81,538)	46,279
Profit for the period	–	–	–	–	6,170	6,170
New share capital issued	2	32	–	–	–	34
Share options: value of employee services	–	–	–	–	508	508
Foreign exchange adjustments on consolidation	–	–	71	–	–	71
At 31 December 2007	**8,797**	**100,483**	**(953)**	**19,595**	**(74,860)**	**53,062**

5. PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could impact the Group's long-term performance remain those detailed of page 10 of the Group's 2007 Annual Report and Financial Statements, a copy of which is available on the Group's website: www.antisoma.com.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The directors of Antisoma plc are listed in the Antisoma Annual Report for 30 June 2007, with the exception of the following change during the period: Ann Hacker resigned on 1 October 2007. A list of current directors is maintained on the Antisoma plc website: www.antisoma.com.

By order of the Board

Glyn Edwards
Chief Executive
21 February 2008

Raymond Spencer
Chief Financial Officer
21 February 2008

INDEPENDENT REVIEW REPORT TO ANTISOMA PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007, which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
21 February 2008

Notes:

a. The maintenance and integrity of the Antisoma plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Designed and produced by Wardour
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ANTISOMA

Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44 (0)20 8799 8200
Fax: +44 (0)20 8799 8201
e-mail: enquiries@antisoma.com
www.antisoma.com

Company registered number 03248123

REG-Antisoma plc: Antisoma plc Company Executive Incentive Plan grant

Released: 27/02/2008

Antisoma plc Company Executive Incentive Plan grant

London, UK, 27 February 2008:

Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	534,621
Raymond Spencer	238,387
Ursula Ney	371,605

Other employees have also been granted Performance Share awards over a total of 1,507,913 shares and Company Share Option Plan (CSOP) awards, inclusive of Incentive Stock Options (ISO), over a total of 1,018,720 shares.

The above Performance Share grant reflects the Company's practice of making biannual awards to all qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options.

The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 26 February 2008 and will normally become exercisable for three years, commencing on 26 February 2011. The Performance Shares are exercisable at 1p each. The CSOP awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 26 February 2008 and will normally become exercisable for seven years, commencing on 26 February 2011. The CSOP and ISO awards are exercisable at 28.5p and 28.75p each, respectively.

Mr Edwards, Mr Spencer and Dr Ney, as Directors, notified Antisoma plc of their respective interests in these shares on 27 February 2008.

Enquires:

Daniel Elger, Director of Communications
Antisoma plc
+44 (0)20 8799 8200

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